UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14236

FELCOR LODGING TRUST INCORPORATED

(Rangers Sub I, LLC, as successor by merger to FelCor Lodging Trust Incorporated)
(Exact name of registrant as specified in its charter)

c/o RLJ Lodging Trust

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Telephone number: (301) 280-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
$1.95 Series A Cumulative Convertible Preferred Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* FelCor Lodging Trust Incorporated merged with and into Rangers Sub I, LLC on August 31, 2017, at which time the separate corporate existence of FelCor Lodging Trust Incorporated ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rangers Sub I, LLC, as successor by merger to FelCor Lodging Trust Incorporated, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RANGERS SUB I, LLC,
as successor by merger to FelCor Lodging Trust Incorporated

Date:	September 8, 2017	By:	/s/ Frederick D. McKalip
		Name:	Frederick D. McKalip
		Title:	Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.